UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIOCERES CROP SOLUTIONS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G1117K106*
(CUSIP Number of Public Warrants)

Amendment No. 2

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOCERES CROP SOLUTIONS CORP.

(Name of Subject Company (Issuer))

BIOCERES CROP SOLUTIONS CORP.

BIOCERES LLC

BIOCERES S.A.

(Name of Filing Person(s))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G1117K106
(CUSIP Number of Public Warrants)

Federico Trucco
Chief Executive Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
Phone: +54-341-4861122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Matthew S. Poulter, Esq.

Peter Cohen-Millstein, Esq.

Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee
$3,509,000	$455.47

*	The warrants of Bioceres Crop Solutions Corp. (the “Company”) that are publicly traded have a CUSIP number of G1117K106. The CUSIP number for the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), is G1117K114.

**	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is offering holders of 24,200,000 of the Company’s warrants (the “Warrants”) the opportunity to exchange such Warrants for either 0.12 of the Company’s Ordinary Shares or $0.45 in cash per Warrant, without interest, at the election of the holder. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Exchange Act, which equals $129.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants as reported on the NYSE American (the “NYSE”) on July 24, 2020, which was $0.145.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), originally filed with the Securities and Exchange Commission by Bioceres Crop Solutions Corp. (the “Company” or “BIOX” or “we”, “us” or “our”), Bioceres LLC and Bioceres S.A. pursuant to Rule 13e-3 and, solely with respect to the Company, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 27, 2020. The Schedule TO relates to the offer to exchange any and all of the Company’s 24,200,000 outstanding warrants (the “Warrants”), each of which is exercisable for one share of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for either 0.12 Ordinary Shares (the “Exchange Shares”) or $0.45 in cash per Warrant, without interest (the “Cash Consideration”, and together with the Exchange Shares, the “Exchange Consideration”), at the election of the holder. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange, dated July 27, 2020 (the “Offer to Exchange”), a copy of which is filed was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”), a copy of which was filed as Exhibit (a)(1)(E) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

The Schedule TO is intended to satisfy the reporting requirements of a Tender Offer Statement on Schedule TO of BIOX, a Schedule 13E-3 Transaction Statement of BIOX, a Schedule 13E-3 Transaction Statement of Bioceres LLC and a Schedule 13E-3 Transaction Statement of Bioceres S.A. pursuant to Rule 13e-4(c)(2) and Rule 13e-3(d)(1) under the Exchange Act.

All information in the Offer to Exchange is incorporated by reference in response to all of the items in the Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the related Letter of Election and Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 11 and Item 13.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

1.	The last sentence of “Special Factors—Section 2. Fairness of the Offer” in the Offer to Exchange is hereby deleted and replaced with the following:

“Bioceres LLC and Bioceres S.A. have each expressly adopted the above-discussed factors cited by the Company and the Company’s board of directors in determining the fairness of the Offer to the Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders, and have each thereby determined that the Offer is fair to the Company’s Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders.”

2.	The following paragraph is hereby added to the end of the subsection entitled “Effects” of “Special Factors—Section 2. Fairness of the Offer” in the Offer to Exchange:

“Upon successful completion of the Offer (including the exchange of each Warrant owned by Bioceres LLC for Exchange Shares) and (a) assuming that all Warrants are tendered for Cash Consideration, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have increased by $0.2 million, or 1%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have increased by $5,602, or 1%, or (b) assuming all Warrants are tendered for Exchange Shares, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have decreased by $1.6 million, or 5%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have decreased by $41,588, or 5%.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2020

Bioceres Crop Solutions Corp.

By:	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer

Bioceres LLC

By:	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Manager

Bioceres S.A.

By:	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-fact

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